Exhibit 99.1

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

UNAUDTED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	June 30	June 30
	2022	2023	2023
	RMB	RMB	USD
ASSETS
CURRENT ASSETS
Cash and cash equivalents	572,782,081	424,336,963	58,725,257
Short term investments	38,448,624	207,239,311	28,680,466
Accounts receivable, net	20,346,603	39,396,306	5,452,172
Inventories	2,403,818	1,494,770	206,866
Prepaid services fees	31,020,841	51,857,164	7,176,667
Other receivables and prepaid expenses	5,060,239	4,400,726	609,031
Contract costs		337,520	46,710
Total current assets	670,062,206	729,062,760	100,897,169

PROPERTY AND EQUIPMENT, NET	24,148,293	23,424,715	3,241,816

OTHER ASSETS
Cost method investments	170,639,684	171,216,857	23,695,211
Prepaid expenses and deposits	1,433,718	193,400	26,765
Prepayments	142,527,894	142,527,894	19,724,860
Intangible assets, net	6,716,250	6,343,125	877,844
Operating lease right-of-use assets	1,478,975	1,165,518	161,300
Goodwill	243,334,346	243,334,344	33,675,765
Total non-current assets	566,130,867	564,781,138	78,161,745

Total assets	1,260,341,366	1,317,268,613	182,300,730

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	25,282,700	44,923,751	6,217,132
Deferred revenues	11,220,282	18,010,962	2,492,591
Other payables and accrued liabilities	22,228,801	36,861,701	5,101,401
Other payables - related party	1,067,903	1,107,954	153,333
Banking facility	-	8,500,000	1,176,340
Current portion of related party loans	42,421,345	-	-
Operating lease liabilities	1,432,595	699,880	96,858
Taxes payable	5,429,729	4,972,473	688,155
Total current liabilities	109,083,355	115,076,721	15,925,810

OTHER LIABILITIES
Non-current related party loans	-	42,421,345	5,870,816
Operating lease liabilities - noncurrent	214,189	508,311	70,347
Deferred tax liabilities, net	1,679,063	1,679,063	232,371
Total other liabilities	1,893,252	44,608,719	6,173,534

Total liabilities	110,976,607	159,685,440	22,099,344

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Class A ordinary shares, USD 0.0001 par value, 20,115,570 shares authorized, 20,115,570 shares issued and outstanding as of December 31, 2022 and June 30, 2023	13,095	13,095	1,812
Class B ordinary shares, USD 0.0001 par value, 466,967,730 shares authorized, 153,300,513 shares issued and outstanding as of June 30, 2023	102,127	102,127	14,134
Additional paid-in capital	1,552,410,496	1,550,972,344	217,184,176
Accumulative deficit	(517,971,017)	(514,154,254)	(71,155,340)
Statutory reserves	24,478,153	24,523,285	3,393,851
Accumulated other comprehensive loss	(7,566,569)	14,614,184	2,022,500
Total WiMi Hologram Cloud, Inc. shareholders' equity	1,051,466,285	1,076,070,781	148,920,643

NONCONTROLLING INTERESTS	97,898,474	81,512,392	11,280,743

Total equity	1,149,364,759	1,157,583,173	160,201,386

Total liabilities and shareholders' equity	1,260,341,366	1,317,268,613	182,300,730

The accompanying notes are an integral part of these condensed consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ending June 30,
	2022	2023	2023
	RMB	RMB	USD

OPERATING REVENUES
AR entertainment	1,451,556	-	-
Semiconductor business	156,848,405	9,935,513	1,436,162
AR advertising	276,011,189	254,823,992	36,834,390
Total operating revenues	434,311,150	264,759,505	38,270,552

COST OF REVENUES
AR entertainment	(344,493)	-	-
Semiconductor business	(144,510,487)	(9,894,059)	(1,430,170)
AR advertising	(205,178,969)	(173,883,371)	(25,134,556)
Total cost of revenues	(350,033,949)	(183,777,430)	(26,564,726)

GROSS PROFIT	84,277,201	80,982,075	11,705,826

OPERATING EXPENSES
Selling expenses	(3,802,016)	(1,813,101)	(262,081)
General and administrative expenses	(20,966,832)	(14,802,510)	(2,139,679)
Research and development expenses	(70,005,160)	(92,239,461)	(13,333,063)
Stock compensation expenses	(3,107,461)	(3,101,853)	(448,368)
Total operating expenses	(97,881,469)	(111,956,925)	(16,183,191)

LOSS FROM OPERATIONS	(13,604,268)	(30,974,850)	(4,477,365)

OTHER INCOME (EXPENSE)
Investment (expenses) income	(25,088,662)	6,143,263	887,999
income from unconsolidated subsidiary	1,760,445	-	-
Interest income	419,778	6,753,965	976,275
Finance expenses, net	(1,852,020)	(971,799)	(140,472)
Other income, net	2,803,655	617,655	89,281
Gain from disposal of equity interest in unconsolidated subsidiary	373,651	47,975	6,935
Total other (expenses) income, net	(21,583,153)	12,591,059	1,820,018

LOSS BEFORE INCOME TAXES	(35,187,421)	(18,383,791)	(2,657,347)

BENEFIT OF (PROVISION FOR) INCOME TAXES
Current	(286,789)	(42,705)	(6,173)
Deferred	1,023,038	-	-
Total benefit of (provision for) income tax	736,249	(42,705)	(6,173)

NET LOSS	(34,451,172)	(18,426,496)	(2,663,520)

Less: Net income (loss) attributable to non-controlling interests	5,492,061	(16,231,959)	(2,346,303)

NET LOSS ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	(39,943,233)	(2,194,537)	(317,217)

NET LOSS	(34,451,172)	(18,426,496)	(2,663,520)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	29,875,750	28,083,062	4,059,361

COMPREHENSIVE LOSS	(4,575,422)	9,656,566	1,395,841

Less: Comprehensive loss attributable to non-controlling interests	(1,920,831)	(16,386,082)	(2,368,581)

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO WIMI HOLOGRAM CLOUD, INC.	(2,654,591)	26,042,648	3,764,422

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	172,153,615	172,438,073	172,438,073
Diluted	172,153,615	172,438,073	172,438,073

LOSS PER SHARE
Basic	(0.23)	(0.01)	(0.00)
Diluted	(0.23)	(0.01)	(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Convertible
	preferred		Ordinary shares							Accumulated
	shares		Class A		Class B		Additional	Retained earnings		other
	Shares	Par Value	Shares	Par Value	Shares	Par value	paid-in capital	Statutory reserves	Unrestricted	comprehensive income	Noncontrolling interests	Total	Total
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	USD
BALANCE, December 31, 2022	-	-	20,115,570	13,095	153,300,513	102,127	1,552,410,496	24,478,153	(517,971,017)	(7,566,569)	97,898,474	1,149,364,759	165,029,543
Vesting of employee share compensation	-	-	-	-	-	-	(1,438,152.46)	-	-	-	-	(1,438,152)	(207,883)
Net loss	-	-	-	-	-	-	-	-	(2,194,537)	-	(16,231,959)	(18,426,496)	(2,663,520)
Foreign currency translation	-	-	-	-	-	-	-	45,132	6,011,300	22,180,753	(154,123)	28,083,062	(1,956,755)
BALANCE, June 30, 2023	-	-	20,115,570	13,095	153,300,513	102,127	1,550,972,344	24,523,285	(514,154,254)	14,614,184	81,512,392	1,157,583,173	160,201,386

The accompanying notes are an integral part of these condensed consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ending June 30,
	2022	2023	2023
	RMB	RMB	USD

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(34,451,172)	(18,426,496)	(2,663,520)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,087,743	741,838	107,231
Provision for doubtful accounts	(3,765,397)	(4,329,244)	(625,785)
Stock compensation expenses	3,107,461	3,101,853	448,368
Deferred tax benefit	(1,023,038)	-	-
Gain (loss) from short term investments	1,163,652	-	-
Loss (gain) from deconsolidation of subsidiaries	(373,651)	-	-
Expenses (Income) from unconsolidated subsidiary	(1,760,445)	16,231,959	2,346,303
Amortization of operating lease right-of-use assets	1,176,645	313,457	45,310
Change in operating assets and liabilities:
Accounts receivables	(20,089,871)	(14,520,459)	(2,098,909)
Inventories	3,284,039	909,048	131,401
Prepaid services fees	(8,343,838)	(20,836,323)	(3,011,856)
Other receivables and prepaid expenses	(3,781)	(346,442)	(50,078)
Prepaid expenses and deposits	88,310	-	-
Accounts payable	2,533,460	19,641,051	2,839,082
Deferred revenues	46,767,189	6,790,680	981,582
Other payables and accrued liabilities	1,755,574	7,548,721	1,091,156
Operating lease liabilities	(1,170,985)	(438,593)	(63,398)
Taxes payable	279,895	(457,256)	(66,096)
Net cash used in operating activities	(5,738,210)	(4,076,206)	(589,209)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of cost method investment	(49,067,000)	-	-
Purchases of property and equipment	(1,250,234)	(222,308)	(32,134)
Purchases of short term investments	(85,668,000)	(168,790,687)	(24,398,417)
Redemption of short term investments	84,462,142	1,240,318	179,286
Consideration received from sale of equity interest	41,669	-	-
Collection of loans receivable	26,160,000	-	-
Collection of receivable from unconsolidated subsidiary	27,902,150	-	-
Net cash provided by (used in) investing activities	2,580,727	(167,772,677)	(24,251,265)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short term loan - banking facility	-	8,500,000	1,228,661
Payments to banking facility	-	-	-
Proceeds from related party loans	4,153,724	7,592,664	1,097,507
Repayments to related party loans	(72,836,490)	-	-
Deferred merger costs	(131,276)	-	-
Net cash (used in) provided by financing activities	(68,814,042)	16,092,664	2,326,168

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	25,688,383	7,311,101	(1,002,358)

CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(46,283,142)	(148,445,118)	(23,516,664)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	752,347,147	572,782,081	82,241,921

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	706,064,005	424,336,963	58,725,257

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	1,260,117	73,649	10,646
Cash paid for interest	6,154	124,995	18,068

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	549,514	586,741	84,812
Reclassification of investment in subsidiary to additional paid in capital upon sale of subsidiary’s non controlling interest	2,608,970	-	-

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the statements of cash flows:

	2022	2023	2023
	RMB	RMB	USD
Cash and cash equivalents	705,621,445	424,336,962	58,725,257
Restricted cash	442,560	-	-
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	706,064,005	424,336,962	58,725,257

The accompanying notes are an integral part of these condensed consolidated financial statements.

WIMI HOLOGRAM CLOUD INC. AND SUBSIDIARIES
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

WiMi Hologram Cloud Inc. (“WiMi Cayman” or the “Company”) is a holding company incorporated on August 16, 2018, under the laws of the Cayman Islands. The Company’s headquarter is located in the city of Beijing, China.

(a) WiMi HK and subsidiaries

WiMi HK holds all of the outstanding equity of Beijing Hologram WiMi Cloud Network Technology Co., Ltd. (“WiMi WFOE”) which was established on September 20, 2018 under the law of the People’s Republic of China (“PRC” or “China”).WiMi WFOE, through its variable interest entity (“VIE”), Beijing WiMi Cloud Software Co., Ltd. (“Beijing WiMi”) and its subsidiaries, engages in providing augmented reality related products and services.

On December 18, 2020, with consent of WiMi WFOE and approval of board, the original shareholders of Beijing WiMi terminated the original VIE agreements that were entered into on November 6, 2018. The original shareholders who collectively owned 17.9% of Beijing WiMi transferred their 17.9% equity interests of Beijing WiMi to Ms. Yao Zhaohua and Ms. Sun Yadong pursuant to share transfer agreements. As a result, Ms. Yao Zhaohua and Ms. Sun Yadong owned 99.90% and 0.1% of Beijing WiMi, respectively. Ms. Yao Zhaohua and Ms. Sun Yadong entered into contractual agreements with WiMi WFOE on December 18, 2020. As such, WiMi WFOE maintained effective control of Beijing WiMi.

On August 21, 2020, Wimi HK set up a joint venture company, VIDA Semicon Co., Limited (“VIDA”) in Hong Kong, and Wimi HK has a 53% equity interest in VIDA. VIDA was set up to develop application of holographic AR technologies in the semiconductor industry.

On April 15, 2021, Wimi HK set up a joint venture company, Viru Technology Limited (“Viru”) in Hong Kong and Wimi HK has a 55% equity interest in Viru. Viru was set up to develop application of AR advertising services.

On August 26, 2022, Viru established a fully owned subsidiary, Shenzhen Weiruntong Technology Co., Ltd. (“Shenzhen Weiruntong”) in PRC. Shenzhen Weiruntong was set up to develop application of AR advertising services.

Note 1 — Nature of business and organization (cont.)

On November 1, 2022, the Company’s board approved the equity transfer agreement between Beijing WiMi and Cui, Yang and Shenzhen Zhangshangkuyu Technology Ltd. to transfer 100% equity interest of Shenzhen Kuxuanyou Technology Co., Ltd. (“Shenzhen Kuxuanyou”) and its subsidiaries with consideration of RMB 1 (USD 0.1) and RMB 1 (USD 0.1), respectively. The transfer was effective on November 10, 2022.

(b)    MicroAlgo and subsidiaries

On September 24, 2020, WiMi Cayman set up a wholly owned subsidiary, VIYI Technology Inc., which was renamed to VIYI Algorithm Inc. (“VIYI”), under the laws of the Cayman Islands. VIYI was set up to accelerate the development of AI algorithm and cloud computing services.

On October 9, 2020, VIYI set up a wholly owned holding company in HK, VIYI Technology Ltd. (“VIYI Ltd”), which holds all of the outstanding equity of Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin”) established on November 18, 2020 under the laws of the PRC. On November 30, 2020, Shenzhen Weiyixin established Shanghai Weimu Technology Co., Ltd., (“Shanghai Weimu”) in the PRC for software support services, and Shenzhen Weiyixin holds 58% outstanding equity of Shanghai Weimu.

On December 24, 2020, with consent of WiMi WFOE, Beijing WiMi transferred 99.0% and 1.0% equity interests in Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”) to Ms. Yao Zhaohua and Ms. Sun Yadong for consideration of RMB 1 and RMB 1, respectively, pursuant to share transfer agreements. Ms. Yao Zhaohua and Ms. Sun Yadong entered into contractual agreement with Shenzhen Weiyixin on December 24, 2020, which granted Shenzhen Weiyixin effective control of Shenzhen Yitian from December 24, 2020 and enable Shenzhen Weiyixin to receive all the expected residual returns of Shenzhen Yitian and its subsidiaries.

The reorganization was completed on December 24, 2020. WiMi WFOE is the primary beneficiary of Beijing WiMi and its subsidiaries, and Shenzhen Weiyixin is the primary beneficiary of Shenzhen Yitian and its subsidiaries. All of these entities are under common control of WiMi Cayman, which results in the consolidation of Beijing WiMi, Shenzhen Yitian and their subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value without change of reporting entities.

On April 1, 2022, VIYI terminated the agreements under the VIE structure with Shenzhen Yitian. Shenzhen Yitian’s original shareholders transferred their respective ownership to VIYI WFOE and VIYI WFOE obtained 100% equity control of Shenzhen Yitian and its subsidiaries on April 1, 2022. The reorganization has no effect on the consolidated financial statements as Shenzhen Yitian has been under common control of VIYI that there is no change of reporting entities.

On July 1, 2021, VIYI acquired 100% interest of Shanghai Guoyu Information Technologies Co., Ltd (“Shanghai Guoyu”). The aggregate purchase price is $3.0 million (RMB 20,000,000). On July 19, 2021 Shanghai Guoyu established 100% owned subsidiary Kashi Guoyu Information Technologies Co., Ltd (“Kashi Guoyu”).

On July 19, 2021, Viwo Technology established a fully owned subsidiary Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”) in Shenzhen to support its operations. On November 19, 2021 Viwotong Tech acquired 100% equity interests of Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”), a provider of advertising services, for RMB 2 (approximately USD 0.3). On July 1, 2022, Viwo Technology Inc. entered into an equity transfer agreement to transfer 99.0% and 1.0% of the issued share capital of Pengcheng Keyi to two unrelated individuals at RMB 1.0 and RMB 0.1(USD$ 0.01), respectively. On December 23, 2022, Viwotong Tech acquired 100% equity interests of Beijing Younike Information Technology Co., Ltd. (“Younike”), a provider of advertising services, for RMB 0.

Note 1 — Nature of business and organization (cont.)

VIYI entered into the Business Combination and Merger Agreement dated June 10, 2021 (as amended on January 24, 2022, August 2, 2022, August 3, 2022 and August 10, 2022, the “Merger Agreement”), by and among WiMi, Venus Acquisition Corporation (“Venus”)), Venus Merger Sub Corporation (“Venus Merger Sub”), a Cayman Islands exempted company incorporated for the purpose of effectuating the Business Combination. On December 9, 2022, in accordance with the Merger Agreement, the closing of the business combination (the “Closing”) occurred, pursuant to which Venus issued 39,603,961 ordinary shares to VIYI shareholders. As a result of the consummation of the business combination, VIYI is now a wholly-owned subsidiary of the Venus, which has changed its name to MicroAlgo Inc.

On April 6, 2023, VIYI’s board approved the equity transfer agreement between VIYI and LIM TZEA, to transfer 100% equity interest of Fe-da Electronics and its subsidiaries, recognized USD 3,397,385 (RMB 23,527,570) of loss from the transfer. Since the disposal did not represent any strategic change of the Company’s operation, the disposal was not presented as discontinued operations.

(c) Others

On March 4, 2021, WiMi Cayman established a wholly owned entity of TJ Zhongzheng which is deemed as a wholly foreign owned enterprise, with a register capital of USD 30 million (approximately RMB 195.7 million). On May 21, 2021, TJ Zhongzhen established Shenzhen Hedaozhongshu Technology Co., Ltd. (“Shenzhen Hedao’). On May 26, 2021, Shenzhen Hedao established Kashi Daohezhongzheng Internet Technology Co., Ltd. (“Kashi Daohe”). Shenzhen Hedao and Kashi were set up to engage AR advertising services.

On August 4, 2020, WiMi Cayman established a wholly-owned subsidiary, Lixin Technology in the PRC to accelerate development of its holographic vision intelligent robots and fabless semiconductor businesses. Lixin Technology focuses on a new upstream business in the domestic smart product market, and research, development and sales of computer chip and intelligent chip products to further enhance the Company’s competitiveness. Lixin Technology established a wholly-owned subsidiary, Hainan Lixin Technology Co., Ltd. in October 2020.

Name	Background		Ownership
WiMi HK	● ● ●	A Hong Kong company Incorporated on September 4, 2018 Primarily engages in the sales of semiconductor products and related accessories	100% owned by WiMi Cayman
VIDA Semicon Co., Limited (“VIDA”)	● ● ●	A Hong Kong company Incorporated on August 21, 2020 Primarily engages in the sales of semiconductor products and related accessories	53% owned by WiMi HK

Note 1 — Nature of business and organization (cont.)

Name	Background		Ownership
WiMi WFOE	● ● ● ●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) Incorporated on September 20, 2018 Registered capital of RMB 325,500,000 (USD 50,000,000) A holding company	100% owned by WiMi HK
Beijing WiMi	● ● ● ●	A PRC limited liability company Incorporated on May 27, 2015 Registered capital of RMB 5,154,639 (USD 808,482) Primarily engages in Hologram advertising services	VIE of WiMi WFOE
Shenzhen Yitian Internet Technology Co., Ltd. (“Shenzhen Yitian”)	● ● ● ●	A PRC limited liability company Incorporated on March 08, 2011 Registered capital of RMB 20,000,000 (USD 3,136,910) Primarily engages in mobile games development	100% owned by Beijing WiMi before December 24, 2020; VIE of Shenzhen Weiyixin starting on December 24, 2020; 100% owned by Shenzhen Weiyixin starting April 1, 2022

Note 1 — Nature of business and organization (cont.)

Name	Background		Ownership
Korgas 233 Technology Co., Ltd. (“Korgas 233”)	● ● ● ●	A PRC limited liability company Incorporated on September 15, 2017 Registered capital of RMB 1,000,000 (USD 156,846) Primarily engages in mobile games development	100% owned by Shanghai Guoyu
Shenzhen Qianhai Wangxin Technology Co., Ltd. (“Qianhai Wangxin”)	● ● ● ●	A PRC limited liability company Incorporated on October 16, 2015 Registered capital of RMB 5,000,000 (USD 784,228) Primarily engages in AR advertising services	100% owned by Shenzhen Yitian
Shenzhen Yiyou Online Technology Co., Ltd. (“YY Online”)	● ● ● ●	A PRC limited liability company Incorporated on January 14, 2019 Registered capital of RMB 100,000 (USD 15,685) Primarily engages in AR advertising services	100% owned by Weidong
Weidong Technology Co., Ltd. (“Weidong”)	● ● ● ●	A PRC limited liability company Incorporated on October 28, 2020 Registered capital of RMB 50,000,000 (USD 7,842,276) Primarily engages in AR advertising services	100% owned by Shenzhen Yitian before January 11, 2021; 100% owned by Shenzhen Weiyixin after January 11, 2021
Korgas Weidong Technology Co., Ltd. (“Korgas Weidong”)	● ● ● ●	A PRC limited liability company Incorporated on October 30, 2020 Registered capital of RMB 20,000,000 (USD 3,136,910) Primarily engages in AR advertising services	100% owned by Weidong

Note 1 — Nature of business and organization (cont.)

Name	Background		Ownership
Shenzhen Yidian Network Technology Co., Ltd. (“Shenzhen Yidian”)	● ● ● ●	A PRC limited liability company Incorporated on May 20, 2014 Registered capital of RMB 10,000,000 (USD 1,568,455) Primarily engages in AR advertising services	100% owned by Beijing WiMi
Shenzhen Duodian Cloud Technology Co., Ltd. (“Shenzhen Duodian”)	● ● ● ●	A PRC limited liability company Incorporated on August 24, 2017 Registered capital of RMB 5,000,000 (USD 784,228) Primarily engages in AR advertising services	100% owned by Shenzhen Yidian
Korgas Duodian Network Technology Co., Ltd. (“Korgas Duodian”)	● ● ● ●	A PRC limited liability company Incorporated on November 25, 2016 Registered capital of RMB 5,000,000 (USD 784,228) Primarily engages in AR advertising services	100% owned by Shenzhen Yidian
Kashi Duodian Network Technology Co., Ltd. (“Kashi Duodian”)	● ● ● ●	A PRC limited liability company Incorporated on January 31, 2019 Registered capital of RMB 5,000,000 (USD 784,228) Primarily engages in AR advertising services	100% owned by Shenzhen Yidian
Shenzhen Zhiyun Image Technology Co., Ltd. (“Shenzhen Zhiyun”)	● ● ● ●	A PRC limited liability company Incorporated on December 3, 2019 Registered capital of RMB 5,000,000 (USD 784,228) Primarily engages in AR advertising services	100% owned by Shenzhen Yidian
Shenzhen Yunzhan Image Technology Co., Ltd. (“Shenzhen Yunzhan”)	● ● ● ●	A PRC limited liability company Incorporated on September 24, 2020 Registered capital of RMB 10,000,000 (USD 1,568,455) Primarily engages in AR advertising services	100% owned by Shenzhen Yidian
Micro Beauty Lightspeed Investment Management HK Limited (“Micro Beauty”)	● ● ●	A Hong Kong company Incorporated on February 22, 2016 Primarily engages in MR software development and licensing	100% owned by Beijing WiMi
Skystar Development Co., Ltd (“Skystar”)	● ● ●	A Republic of Seychelles Company Incorporated on March 30, 2016 Primarily engages in MR software development and licensing	100% owned by Micro Beauty

Note 1 — Nature of business and organization (cont.)

Name	Background		Ownership
Lixin Technology Co., Ltd. (“Lixin Technology”)	● ● ● ●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”)
Incorporated on August 4, 2020
Registered capital of RMB 200,000,000 (USD 31,369,105)
		Primarily engages in research, development and sale of computer chip and intelligent chip products	100% owned by WiMi Cayman
Hainan Lixin Technology Co., Ltd. (“Hainan Lixin”)	● ● ● ●	A PRC limited liability company
Incorporated on October 10, 2020
Registered capital of RMB 50,000,000 (USD 7,842,276)
		Plan to support the daily operations of Lixin Technology, no operations as of June 30, 2023	100% owned by Lixin Technology
Tianjin Zhongzhengdaohe Investment Co., Ltd. (“TJ Zhongzheng”)	● ● ● ●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) Incorporated on March 4, 2021 Registered capital of RMB 195,747,000 (USD 30,000,000) A holding company	100% owned by WiMi Cayman
Shenzhen Hedaozhongshu Technology Co., Ltd. (“Shenzhen Hedao”)	● ● ● ●	A PRC limited liability company Incorporated on May 21, 2021 Registered capital of RMB 200,000,000 (USD 7,842,276) Plan to engage AR advertising services, no material operations as of June 30, 2023	100% owned by TJ Zhongzheng
Kashi Daohezhongzheng Internet Technology Co., Ltd. (“Kashi Daohe”)	● ● ● ●	A PRC limited liability company Incorporated on May 26, 2021 Registered capital of RMB 200,000,000 (USD 7,842,276) Plan to engage AR advertising services, no material operations as of June 30, 2023	100% owned by Shenzhen Hedao Cancelled in June 2023
MicroAlgo Inc. (“MicroAlgo”), previously known as Venus Acquisition Corporation	● ● ●	A Cayman company Incorporated on May 14, 2018 A holding company	65.9% owned by WiMi Cayman
VIYI Algorithm Inc. (“VIYI”), previously known as VIYI Technology Inc.	● ● ●	A Cayman company Incorporated on September 24, 2020 Primarily engages in the development of central processing algorithm and cloud computing services	100% owned by MicroAlgo

Note 1 — Nature of business and organization (cont.)

Name	Background		Ownership
Fe-da Electronics Company Private Limited (“Fe-da Electronics”)	● ● ● ●	A Singapore company Incorporated on January 9, 2009 Capital of RMB 3,187,856 (USD 500,001) Primarily engages in customization of central processing units	100% owned by VIYI Acquired in September 2020 Disoped in April 2023
Excel Crest Limited (“Excel Crest”)	● ● ●	A Hong Kong company Incorporated on September 10, 2020 Support the daily operations of Fe-da Electronics in Hong Kong, no material operations as of June 30, 2023	100% owned by Fe-da Electronics Disoped in April 2023
Shenzhen Weiyixin Technology Co., Ltd. (“Shenzhen Weiyixin” or “VIYI WFOE”)	● ● ● ●	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) Incorporated on November 18, 2020 Registered capital of RMB 191,271,000 (USD 30,000,000) A holding company	100% owned by VIYI Ltd
Shanghai Weimu Technology Co., Ltd. (“Shanghai Weimu”)	● ● ● ●	A PRC limited liability company Incorporated on November 30, 2020 Registered capital of RMB 50,000,000 (USD 7,842,276) Engages in providing software support services	58% owned by VIYI Ltd
Wisdom Lab Inc. (“Wisdom Lab”)	● ● ●	A Cayman Islands company Incorporated on May 6, 2021 Engages in software solution for intelligent chips	Disposed in April 2023
Viwo Technology Limited. (“Viwo Tech”)	● ● ●	A Hong Kong company Incorporated on April 15, 2021 Engages in intelligent chips design	55% owned by VIYI Ltd
Shenzhen Viwotong Technology Co., Ltd. (“Viwotong Tech”)	● ● ●	A PRC limited liability company Incorporated on July 19, 2021 Registered capital of RMB 10,000,000 (USD 1,568,455)	100% owned by Viwo Tech
Shanghai Guoyu Information Technology Co., Ltd. (“Shanghai Guoyu”)	● ● ● ●	A PRC limited liability company Incorporated on March 18, 2019 Registered capital of RMB 20,000,000 (USD 3,136,910) Engages in R&D and application of intelligent visual algorithm technology	99% owned by Weidong, 1% owned by SZ Weidong

Note 1 — Nature of business and organization (cont.)

Name	Background		Ownership
Kashi Guoyu Information Technology Co., Ltd. (“Kashi Guoyu”)	● ● ● ●	A PRC limited liability company Registered capital of RMB 10,000,000 (USD 1,568,455) Incorporated on July 23, 2021 Engages in R &D and application of intelligent visual algorithm technology	100% owned by Shanghai Guoyu
Guangzhou Tapuyu Internet Technology Co., Ltd. (“Tapuyu”)	● ● ● ●

A PRC limited liability company

Registered capital of RMB 1,000,000 (USD 156,846 )

Incorporated on June 22, 2021

Engages in E-commerce services and application of intelligent visual algorithm technology

100% owned by Viwotong Tech
Weeto. Investment Pte. Ltd	● ● ●	A Singapore company Incorporated on April 28, 2022 No operation as of June 30, 2023	100% owned by WiMi Cayman
Viru Technology Limited (“Viru”)	● ● ●	A Hong Kong company Incorporated on April 15, 2021 Primarily engages in AR advertising services	55% owned by WIMI HK
Shenzhen Weiruntong Technology Co., Ltd. (“Shenzhen Weiruntong”)	● ● ●	A PRC limited liability company Incorporated on August 26, 2022 Primarily engages in AR advertising services and no material operation as of June 30, 2023	100% owned by Viru
Shenzhen Weidong Technology Co., Ltd. (“SZ Weidong”)	● ● ●	A PRC limited liability company Incorporated on March 27, 2023 Primarily engages in central processing algorithm in advertising industry	100% owned by Weidong
Beijing Younike Information Technology Co., Ltd. (“Younike”)	● ● ●	A PRC limited liability company Incorporated on July 22, 2022 Primarily engages in central processing algorithm in advertising industry	100% owned by Viwotong Tech

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of internet content providers, the Company operates its internet and other businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Beijing WiMi is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries.

Beijing WiMi contractual arrangements signed on November 6, 2018 and December 18, 2020

The contractual arrangements consist of a series of four agreements, shareholders power of attorney and irrevocable commitment letters, which were initially signed on November 6, 2018. Pursuant to reorganization on December 18, 2020, the previous agreements were terminated and Beijing WiMi and WiMi WFOE entered into identical agreements on December 18, 2020. WiMi WFOE maintained effective control of Beijing WiMi. The significant terms of agreements are as follows:

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between WiMi WFOE and Beijing WiMi, WiMi WFOE has the exclusive right to provide to Beijing WiMi consulting and services related to, among other things, use of software, operation maintenance, product development, and management and marketing consulting. WiMi WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Beijing WiMi agrees to pay WiMi WFOE service fee at an amount equal to the consolidated net income after offsetting previous year’s loss (if any). This agreement will remain effective until the date when it is terminated by WiMi WFOE.

Exclusive Share Purchase Option Agreement

Pursuant to the exclusive share purchase option agreement, by and among WiMi WFOE, Beijing WiMi and each of the shareholders of Beijing WiMi, each of the shareholders of Beijing WiMi irrevocably granted WiMi WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Beijing WiMi, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Beijing WiMi undertakes that, without the prior written consent of WiMi WFOE or us, they may not increase or decrease the registered capital, amend its articles of association or change registered capital structure. This agreement will remain effective for ten years and can be renewed at WiMi WFOE’s sole discretion. Any transfer of shares pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Note 1 — Nature of business and organization (cont.)

Exclusive Assets Purchase Agreement

Pursuant to the exclusive asset purchase agreement by WiMi WFOE and Beijing WiMi, Beijing WiMi irrevocably granted WiMi WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of Beijing WiMi’s current or future assets (including intellectual property rights), and the purchase price shall be the lowest price permitted by applicable PRC law. Beijing WiMi undertakes that, without the prior written consent of WiMi WFOE, it may not sell, transfer, pledge, dispose of its assets, incur any debts or guarantee liabilities. It will notify WiMi WFOE any potential litigation, arbitration or administrative procedures regarding the assets, and defend the assets if necessary. This agreement will remain effective for ten years and can be renewed at WiMi WFOE’s sole discretion. Any transfer of assets pursuant to this agreement would be subject to PRC regulations and to any changes required thereunder.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement, by and among WiMi WFOE, Beijing WiMi and the shareholders of Beijing WiMi, the shareholders of Beijing WiMi pledged all of their equity interests in Beijing WiMi to WiMi WFOE to guarantee their and Beijing WiMi’s obligations under the contractual arrangements including the exclusive consulting and services agreement, the exclusive option agreement, the exclusive asset purchase agreement and the power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by WiMi WFOE in enforcing such obligations of Beijing WiMi or its shareholders. The shareholders of Beijing WiMi agree that, without WiMi WFOE’s prior written approval, during the term of the equity interest pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The Company has completed the registration of the equity pledges with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law.

Power of Attorney

Pursuant to the power of attorney, by WiMi WFOE and each shareholder of Beijing WiMi, respectively, each shareholder of Beijing WiMi irrevocably authorized WiMi WFOE or any person(s) designated by WiMi WFOE to exercise such shareholder’s voting rights in Beijing WiMi, including, without limitation, the power to participate in and vote at shareholder’s meetings, the power to nominate directors and appoint senior management, the power to sell or transfer such shareholder’s equity interest in Beijing WiMi, and other shareholders’ voting rights permitted by PRC law and the Articles of Association of Beijing WiMi. The power of attorney remains irrevocable and continuously valid from the date of execution so long as each shareholder remains as a shareholder of Beijing WiMi.

Spousal Consent Letters

Pursuant to these letters, the spouses of the applicable shareholders of Beijing WiMi unconditionally and irrevocably agreed that the equity interest in Beijing WiMi held by them and registered in their names will be disposed of pursuant to the equity interest pledge agreement, the exclusive option agreement, the exclusive asset purchase agreement and the power of attorney. Each of their spouses agreed not to assert any rights over the equity interest in Beijing WiMi held by their respective spouses. In addition, in the event that any spouse obtains any equity interest in Beijing WiMi held by his or her spouse for any reason, he or she agreed to be bound by the contractual arrangements.

Based on the foregoing agreements signed on November 6, 2018 and December 18, 2020, which grant WiMi WFOE effective control of Beijing WiMi and enable WiMi WFOE to receive all of their expected residual returns, the Company accounts for Beijing WiMi as a VIE. Accordingly, the Company consolidates the accounts of Beijing WiMi for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the U.S. Securities and Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2023. Accordingly, these unaudited interim condensed financial statements should be read in conjunction with the Company’s audited financial statements and note thereto as of and for the years ended December 31, 2021 and 2022.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly-foreign owned enterprise (“WFOE”) and variable interest entity (“VIE”) and VIE’s subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements include the useful lives of property and equipment and intangible assets, impairment of long-lived assets and goodwill, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position, the fair value of contingent consideration related to business acquisitions. Actual results could differ from these estimates.

Foreign currency translation and other comprehensive income (loss)

The Company uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company, its subsidiaries in Seychelles and Singapore is U.S. dollar, and its other subsidiaries which are incorporated in Hong Kong and PRC are Hong Kong Dollar and RMB, respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the unaudited interim condensed consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

Translation adjustments included in accumulated other comprehensive loss amounted to RMB 7,373,437 and RMB 33,059,967 (USD 4,778,764) as of December 31, 2022 and June 30, 2023, respectively. The balance sheet amounts, with the exception of shareholders’ equity, on December 31, 2022 and June 30, 2023 were translated at RMB 1.00 to HKD 1.1194 and to HKD 1.0846, respectively. The average translation rates applied to statement of income accounts for the six months ended June 30, 2022 and 2023 were RMB 1.00 to HKD 1.2071 and to HKD 1.1324, respectively. The balance sheet amounts, with the exception of shareholders’ equity on December 31, 2022 and June 30, 2023 were translated at RMB 1.00 to USD 0.1436 and to USD 0.1384, respectively. The average translation rates applied to statement of income accounts for the six months ended June 30, 2022 and 2023 were RMB 1.00 to USD 0.1542 and to USD 0.1445, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited interim condensed consolidated balance sheets.

Convenience translation

Translations of balances in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of income and unaudited interim condensed consolidated statements of cash flows from RMB into USD as of and for the six months ended June 30, 2023 are solely for the convenience of the reader and were calculated at the rate of RMB 1.00 to USD 0.1384, representing the mid-point reference rate set by Peoples’ Bank of China on June 30, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

Note 2 — Summary of significant accounting policies (cont.)

Short-term investments

Short-term investments are investments in wealth management product with underlying in cash, bonds and equity funds. The investments can be redeemed any time and the investment was recorded at fair value. The gain (loss) from sale of any investments and fair value change are recognized in the statements of income and comprehensive income. The Company purchased approximately RMB 85.7 million and redeemed approximately RMB 84.5 million investments during six months ended June 30, 2023. Gain from short term investments for the six months ended June 30, 2022 and 2023 amounted to RMB 1,163,652 (USD 173,384) and RMB 6,143,263 (USD 887,999), respectively.

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at third party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains most of its bank accounts in the PRC, HK, Singapore and US.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 90 days. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable.

Inventories

Inventories are comprised of finished goods and are stated at the lower of cost or net realizable value using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value.

Prepaid services fees

Prepaid services fees are mainly payments made to vendors or services providers for future services. These amounts are refundable and bear no interest. Prepaid services fees also include money deposited with certain channel providers to ensure the contents of the advertisement do not violate the terms of the channel providers. The deposits usually have one year term and are refundable upon contract termination. Management reviews its prepaid services fees on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary.

Other receivables and prepaid expenses

Other receivables that are short term in nature include employee advances to pay certain of the Company’s expenses in the normal course of business and certain short-term deposits. Prepaid expenses included utilities or system services and prepaid VAT. An allowance for doubtful accounts may be established and recorded based on management’s assessment of the likelihood of collection. Management reviews these items on a regular basis to determine if the allowance for doubtful accounts is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 5% residual value. The estimated useful lives are as follows:

Useful Life
Office equipment	3 years
Office furniture and fixtures	3 – 5 years
Vehicles	3 – 5 years
Building	20 years
Leasehold improvements	lesser of lease term or expected useful life

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Note 2 — Summary of significant accounting policies (cont.)

Cost method investments

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investments at the historical cost in its consolidated financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Cost method investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Prepayments

Prepayments are payments made to housing developers for commercial and residential properties down payments. These amounts are refundable and bear an interest ranging from 0% to 3.85% per annum if the housing developers were not able to provide the qualified houses as stated in the contracts. Management reviews its prepayments on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. As of June 30, 2023, no allowance was deemed necessary.

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of copyrights, software, customer relationship, non-compete agreements, technology know-hows. Identifiable intangible assets resulting from the acquisitions of subsidiaries accounted for using the purchase method of accounting are estimated by management based on the fair value of assets received. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of five to ten years.

Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

The Company reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. The Company has the option to assess qualitative factors to determine whether it is necessary to perform further impairment testing in accordance with ASC 350-20, as amended by ASU 2017-04. If the Company believes, as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, then the impairment test described below is required. The Company compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, impairment is recognized for the difference, limited to the amount of goodwill recognized for the reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.

Deconsolidation

Upon the loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity-accounted investee or as cost method investment depending on the level of influence retained.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values.

Note 2 — Summary of significant accounting policies (cont.)

Business combination

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred, and are included in general and administrative expenses in the Company’s consolidated statements of operations. The results of operations of the acquired business are included in the Company’s operating results from the date of acquisition.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC Topic 606). The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identifies the contract with the customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocates the transaction price to the respective performance obligations in the contract, and (v) recognizes revenue when (or as) the Company satisfies the performance obligation.

The application of the five-step model to the revenue streams compared to the prior guidance did not result in significant changes in the way the Company records its revenue. Upon adoption, the Company evaluated its revenue recognition policy for all revenue streams within the scope of the ASU under previous standards and using the five-step model under the new guidance and confirmed that there were no differences in the pattern of revenue recognition.

(i) AR Advertising Services

— AR advertising display services

AR advertisements are the use of holographic materials integrated into advertisement on the online media platforms or offline display. The Company’s performance obligation is to identify advertising spaces, embed holographic AR images or videos into films, shows and short form videos that are hosted by leading online streaming platforms in China. Revenue is recognized at a point in time when the related services have been delivered based on the specific terms of the contract, which are commonly based on specific action (i.e. cost per impression (“CPM”) or cost per action (“CPA”) for on line display and service period for offline display contracts.

The Company enters into advertising contracts with advertisers where the amounts charged per specific action are fixed and determinable, the specific terms of the contracts were agreed on by the Company, the advertisers and channel providers, and collectability is probable. Revenue is recognized on a CPM basis as impressions or clicks are delivered while revenue on a CPA basis is recognized once agreed actions are performed or service period is completed.

The Company considers itself as provider of the services as it has control of the specified services and products at any time before it is transferred to the customers which is evidenced by (1) the Company is primarily responsible to its customers for products and services offered where the products were designed in house and the Company has customer services team to directly service the customers; and (2) having latitude in establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

— Performance-based advertising service

The Company provides central processing algorithm performance-based advertising services for its customers, which enable the customers to get the optimal business opportunities.

Note 2 — Summary of significant accounting policies (cont.)

The Company’s performance obligation is to help customers to accurately match consumers and traffic users, and thereby increasing the conversion rate of product sale using its proprietary data optimization algorithms. The Company’s revenue is recognized at a point when an end user completes a transaction at a rate specified in contract. Related service fees are generally billed monthly, based on a per transaction basis.

The Company considers itself as provider of the services as it has control of the specified services and products at any time before it is transferred to the customers which is evidenced by (1) it is primarily responsible to its customers for the services offered where the algorithms and data optimization were designed and performed in house and it has customer services team to directly serve the customers; and (2) having latitude in establish pricing. Therefore, VIYI acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

In addition, through the Company’s data algorithm optimization, it is able to identify certain end user needs and it facilitates certain value-added services to the end users. The Company engages third party services provider to perform the services. The Company concludes that it does not control the services as the third-party service provider is responsible for providing the service and its responsibility is merely to facilitate the provision of these value added service to the end users and charges a fee. As such the Company recorded revenue from the value-added services on a net basis when the services is provided by third party service provider.

(ii) AR Entertainment

The Company’s AR entertainment includes mainly three sub categories: SDK payment channel services, software development and mobile games operations and technology developments.

a. SDK Payment Channel Services

The Company’s SDK payment channel services enable game players/app users to make online payments through Alipay, Unipay or Wechat pay etc. to various online content providers. When game players/app users make payments in the game or app, the SDK payment channel will automatically populate payment services for the users to fulfill payments.

The Company charges a fee for the payment channel services, the pricing of which is based on the predetermined rates specified in the contract. The Company’s performance obligation is to facilitate payment services and recognizes SDK payment channel service revenue at a point in time when a user completes a payment transaction via a payment channel and is entitled to payment. Related fees are generally billed monthly, based on a per transaction basis. The Company assessed that its promise to customer is to facilitate the service of third party instead of providing the payment services itself as the Company does not have control of the services provided as the Company does not service the users directly and does not have the latitude to establish the price, and therefore, revenue from SDK payment service is recorded on a net basis.

b. Mixed Reality (“MR”) software development services

The Company’s MR software development service contracts are primarily on a fixed price basis, which require the Company to perform services for MR application design, content development and integrating based on customers’ specific needs. These services also require significant production and customization. The required customization work period is generally less than one year. The Company currently does not have any modification of contract and the contracts currently do not have any variable consideration.

The software customization, application design, upgrades and integration are considered as one performance obligation. The promises to transfer software, customization and upgrades are not separately identifiable as the customers do not obtain benefits from these services on their own.

Note 2 — Summary of significant accounting policies (cont.)

The Company’s MR software development service contracts are generally recognized over time during the contract period as the Company has no alternative use of the customized software and application without incurring significant additional costs. Revenue is recognized based on the Company’s measurement of progress towards completion based on input or output methods. Input methods are used only when there is a direct correlation between hours incurred and the end product delivered, and output method is used when the Company could appropriately measure the customization progress towards completion. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period. The Company has a long history of developing various MR software resulting in its ability to reasonably estimate the progress toward completion on each fixed price customized contract.

c. Mobile Games Services

The Company generates revenue from jointly operated mobile game publishing services and the licensed-out games. In accordance with ASC 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates agreements with the game developers, distribution channels and payment channels in order to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenues gross or net is based on whether the Company’s promise to its customers is to provide the products or services or to facilitate a sale by a third party. The nature of the promise depends on whether the Company controls the products or services prior to transferring it. Control is evidenced by if the Company is primarily responsible for fulling the provision of services and has discretion in establishing the selling price. When the Company controls the products or services, its promise is to provide and deliver the products and revenue is presented gross. When the Company does not control the products, the promise is to facilitate the sale and revenue is presented net.

— Jointly operated mobile game publishing services

The Company is offering publishing services for mobile games developed by third party game developers. The Company acted as a distribution channel that it will publish the games on their own app or a third party owned app or website, named game portals. Through these game portals, game players can download the mobile games to their mobile devices and purchase coins, the virtual currency, for in game premium features to enhance their game playing experience. The Company contracts with third party payment platforms for collection services offered to game players who have purchased coins. The third-party game developers, third party payment platforms and the co publishers are entitled to profit sharing based on a prescribed percentage of the gross amount charged to the game players. The Company’s obligation in the publishing services is completed at a point in time when the game players made a payment to purchase coins.

With respect to the publishing services arrangements between the Company and the game developer, the Company considered that the Company does not control the services as evidenced by (i) developers are responsible for providing the game product desired by the game players; (ii) the hosting and maintenance of game servers for running the online mobile games is the responsibility of the third party platforms; (iii) the developers or third party platforms have the right to change the pricing of in game virtual items. The Company’s responsibilities are publishing, providing payment solution and market promotion service, and thus the Company views the game developers to be its customers and considers itself as the facilitator of the game developers in the arrangements with game players. Accordingly, the Company records the game publishing service revenue from these games, net of amounts paid to the game developers.

— Licensed out mobile games

The Company also licenses third parties to operate its mobile games developed internally through mobile portal and receives revenue from the third party licensee operators on a monthly basis. The Company’s performance obligation is to provide mobile games to game operators which enable players of the mobile games to make in game purchases and the Company recognized revenue at a point in time when game players completed the purchases. The Company records revenues on a net basis, as the Company does not have the control of the services provided as it does not have the primary responsibility for fulfillment nor does it have the right to change the pricing of the game services.

Note 2 — Summary of significant accounting policies (cont.)

d. Technology developments

The Company’s technology development contract requires the Company to design applications based on customers’ specific needs. The duration of the design period is short, usually approximately 3 months or less. Revenues are generally recognized at a point in time where the Company has transferred control of the asset upon completion of the design and after the acceptance by its customer with no more future obligation of the design project.

(iii) Semiconductor business

The Company’s semiconductor business includes two sub categories: sale of products and software development.

a. Sale of products

Starting in July 2020, the Company also engage in sales of semiconductor products and other electronic accessories. The Company typically enters into written contracts with its customer where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of inventory. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a time when the control of products or services are transferred to customers.

To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Company considers this guidance in conjunction with the terms in the Company’s arrangements with both suppliers and customers.

In general, the Company controls the products as it has the obligation to (i) fulfill the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of the resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

b. Revenue from software development

The Company also designs software for central processing units based on customers’ specific needs. The contract is typically fixed priced and does not provide any post contract customer support or upgrades. The Company’s performance obligation is to design, develop, test and install the related software for customers, all of which are considered one performance obligation as the customers do not obtain benefit for each separate service. The duration of the development period is short, usually less than one year.

The Company’s revenue from software development contracts is generally recognized over time during the development period the Company has no alternative use of the customized software and application without incurring significant additional costs. Revenue is recognized based on the Company’s measurement of progress towards completion based on output methods when the Company could appropriately measure the customization progress towards completion by reaching certain milestones specified in contracts. Assumptions, risks and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables and deferred revenues at each reporting period.

Note 2 — Summary of significant accounting policies (cont.)

Contract balances:

The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Payments received from customers before all of the relevant criteria for revenue recognition met are recorded as deferred revenue.

Contract costs:

Contract costs represent costs incurred in advance of revenue recognition arising from direct costs in respect of the revenue contracts according to the customer’s requirements prior to the delivery of services, and such deferred costs will be recognized upon the recognition of the related revenue. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

The Company’s disaggregate revenue streams are summarized below:

	June 30, 2022 (Unaudited)	June 30, 2023 (Unaudited)	June 30, 2023 (Unaudited)
	RMB	RMB	USD
Revenues
Holographic AR advertising	276,011,189	254,823,992	36,834,390
Holographic AR entertainment	1,451,556	-	-
Sale of semiconductor products	156,848,405	9,935,513	1,436,162
Total revenues	434,311,150	264,759,505	38,270,552

The Company’s revenues by timing of transfer of goods or services are summarized below:

	June 30, 2022 (Unaudited)	June 30, 2023 (Unaudited)	June 30, 2023 (Unaudited)
	RMB	RMB	USD
Goods and services transferred at a point in time	434,311,150	264,759,505	38,270,552
Goods and services transferred overtime	-	-	-
Total revenues	434,311,150	264,759,505	38,270,552

The Company’s revenues by geographic locations are summarized below:
	June 30, 2022 (Unaudited)	June 30, 2023 (Unaudited)	June 30, 2023 (Unaudited)
	RMB	RMB	USD
Mainland PRC revenues	290,966,447	254,823,992	36,834,390
Hong Kong revenues	59,650,651	-	-
International revenues	83,694,052	9,935,513	1,436,162
Total revenues	434,311,150	264,759,505	38,270,552

Cost of revenues

For AR advertising services, the cost of revenue comprised of costs paid to channel distributors based on the sales agreements.

Note 2 — Summary of significant accounting policies (cont.)

For AR entertainment segment, the cost of revenue consists of the shared costs with content providers based on the profit sharing arrangements, third party consulting services expenses and compensation expenses for the Company’s professionals.

For semiconductor business segment, the cost of revenue consists primarily of the costs of products sold and third party software development costs.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price. VAT rate is 6% on services and 13% on goods in China, and GST rate is generally 7% in Singapore. Entities that are VAT/GST general taxpayers are allowed to offset qualified input VAT/GST paid to suppliers against their output VAT/GST liabilities. Net VAT/GST balance between input VAT/GST and output VAT/GST is recorded in tax payable.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes is accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Leases

The Company adopted FASB ASU 2016-02, “Leases” (Topic 842) for the year ended December 31, 2020, and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Upon adoption, the Company recognized approximately RMB 1.1 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using an incremental borrowing rate of 7% based on the duration of lease terms.

Operating lease ROU assets and lease liabilities are recognized at the adoption date or the commencement date, whichever is earlier, based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company use its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Note 2 — Summary of significant accounting policies (cont.)

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

Stock-based compensation

The Company records stock-based compensation expense for employees and non-employees at fair value on the grant date. Share-based compensation is recognized net of forfeitures, as amortized expense on a straight-line basis over the requisite service period, which is the vesting period.

The Company accounts for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revising, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

Employee benefit

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

Noncontrolling interests

Noncontrolling interests consists of an aggregate of 47.0% of the equity interest of VIDA, 34.1% of the equity interest of MicroAlgo and 45.0% of the equity interest of Viru as of December 31, 2022 and June 30, 2023.

Noncontrolling interests subscriptions receivable amounted to RMB 172,528 from two individual investors of VIDA as of June 30 2023.

Excess of contribution received from noncontrolling shareholders over carrying value of the entity is recorded in additional paid in capital. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Noncontrolling interests consist of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB (Unaudited)	USD (Unaudited)
VIDA	(65,276,176)	(63,919,200)	(8,845,969)
Viru	4,293,087	4,276,066	591,778
MicroAlgo	159,054,091	141,328,054	19,558,811
Noncontrolling interests subscriptions receivable	(172,528)	(172,528)	(23,877)
Total noncontrolling interests	97,898,474	81,512,392	11,280,743

Note 2 — Summary of significant accounting policies (cont.)

Earnings/(loss) per share

The Company computes earnings/loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income/loss divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2022, there were 1,747 dilutive shares as a result of the Company’s unvested stock compensation. For the six months ended June 30, 2023, there was no dilutive effect of potential shares due to the Company’s net loss.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

Recently issued accounting pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. The Company adopted this ASU on January 1, 2023 and the adoption did not have a material effect on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations”. The amendments in this Update address how to determine whether a contract liability is recognized by the acquirer in a business combination and resolve the inconsistency of measuring revenue contracts with customers acquired in a business combination by providing specific guidance on how to recognize and measure acquired contract assets and contract liabilities from revenue contracts in a business combination. The amendments in this Update apply to all entities that enter into a business combination within the scope of Subtopic 805-10, Business Combination-Overalls. For public business entities, ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Company adopted this ASU on January 1, 2023 and the adoption did not have a material impact on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Variable interest entity (“VIE”)

WiMi WFOE entered into contractual arrangements with Beijing WiMi on November 6, 2018. The agreements were terminated on December 18, 2020, and WiMi WFOE entered into another contractual arrangements with Beijing WiMi on the same day, under which WiMi WFOE maintains effective control of Beijing WiMi. The significant terms of these contractual arrangements are summarized in “Note 1 Nature of business and organization” above. As a result, the Company classifies Beijing WiMi as VIE which should be consolidated based on the structure as described in Note 1.

Note 3 — Variable interest entity (“VIE”) (cont.)

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE.

i) Beijing WiMi

WiMi WFOE is deemed to have a controlling financial interest and be the primary beneficiary of Beijing WiMi because it has both of the following characteristics:

(1) The power to direct activities at Beijing WiMi that most significantly impact such entity’s economic performance, and

(2) The right to receive benefits from Beijing WiMi that could potentially be significant to such entity.

Pursuant to the contractual arrangements, Beijing WiMi pays service fees equal to all of its net income to WiMi WFOE. The contractual arrangements are designed so that Beijing WiMi operate for the benefit of WiMi WFOE and ultimately, the Company.

Accordingly, the accounts of Beijing WiMi are consolidated in the accompanying financial statements. In addition, its financial positions and results of operations are included in the Company’s financial statements. Under the VIE Arrangements, the Company has the power to direct activities of Beijing WiMi and can have assets transferred out of Beijing WiMi. Therefore, the Company considers that there is no asset in Beijing WiMi that can be used only to settle obligations of Beijing WiMi, except for registered capital and PRC statutory reserves, if any. As Beijing WiMi is incorporated as limited liability company under the Company Law of the PRC, creditors of the Beijing WiMi do not have recourse to the general credit of the Company for any of the liabilities of Beijing WiMi.

Note 3 — Variable interest entity (“VIE”) (cont.)

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB (Unaudited)	USD (Unaudited)
Current assets	13,264,579	35,976,036	4,978,831
Property and equipment, net	23,132,180	22,535,073	3,118,696
Other noncurrent assets	630,494,750	630,490,231	87,255,422
Total assets	666,891,509	689,168,057	95,376,022
Total liabilities	(585,116,575)	(609,244,718)	(84,315,193)
Net assets	(81,771,934)	79,923,339	11,060,829

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB (Unaudited)	USD (Unaudited)
Current liabilities:
Accounts payable	11,043,034	9,656,562	1,336,400
Deferred revenues	14,402	-	-
Interest payable	-	9,739,426	1,347,868
Other payables and accrued liabilities	16,654,682	6,506,631	900,472
Other payables – related parties	-	-	-
Current portion of shareholder loans	42,421,345	42,421,345	5,870,816
Operating lease liabilities	-	-	-
Taxes payable	4,913,881	4,913,159	679,947
Intercompany payable*	510,069,231	536,007,595	74,179,689
Total current liabilities	585,116,575	609,244,718	84,315,192
Non-current shareholder loan	-	-	-
Total liabilities	585,116,575	609,244,718	84,315,192

*	Intercompany balances will be eliminated upon consolidation.

The summarized operating results of the VIE’s are as follows:

	For the six months ended June 30, 2022	For the six months ended June 30, 2023	For the six months ended June 30, 2023
	RMB (Unaudited)	RMB (Unaudited)	USD (Unaudited)
Operating revenues	26,624,433	1,120,045	161,901
Gross profit	13,923,800	437,799	63,283
Income from operations	5,237,687	(3,320,187)	(479,928)
Net income	1,931,944	(3,272,218)	(472,994)

Note 3 — Variable interest entity (“VIE”) (cont.)

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the parent company balance sheets that sum to the total of the same amounts shown in the parent company statements of cash flows:

	For the six months ended June 30
	2022	2023	2023
	RMB (Unaudited)	RMB (Unaudited)	USD (Unaudited)
Cash and cash equivalents	15,963,869	2,902,814	401,729
Restricted cash	442,560	-	-
Total cash, cash equivalents and restricted cash	16,406,429	2,902,814	401,729

Note 4 — Business combination

Acquisition of Beijing Younike

On December 23, 2022, Zheyi Hu and Xiaofei Han transferred 100% equity interest of Younike to Viwotong Tech. The aggregate purchase price was 0. As a result, Younike became wholly owned subsidiary of Viwotong Tech.

Note 5 — Short term investments

Short term investments consist of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB (Unaudited)	USD (Unaudited)
Marketable securities(1)	38,448,624	207,239,311	28,680,466

Fair value disclosure:

	December 31,	December 31, 2022 Fair Value
	2022	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	35,349,990	35,349,990	—	—

	June 30,	June 30, 2023 Fair Value
	2023	Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Marketable securities	207,239,311	207,239,311	—	—

There is no transfer between the levels for the periods presented.

(1)	During the six months ended June 30, 2022, the Company invested a total of approximately RMB 85.7 million (USD 12.8 million) in marketable securities and redeemed approximately RMB 84.5 million (USD 12.6 million). During the six months ended June 30, 2023, the Company invested a total of approximately RMB 198 million (USD 27.5 million) in marketable securities and redeemed approximately RMB 43.4 million (USD 6 million). Gain/(loss) of approximately (RMB 1.2 million) and RMB 23.2 million (USD 3.2 million) was recognized for the six months ended June 30, 2022 and 2023, respectively.

Note 6 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB (Unaudited)	USD (Unaudited)
Accounts receivable	137,427,191	151,947,650	21,028,488
Less: allowance for doubtful accounts	(117,080,588)	(112,551,344)	(15,576,316)
Accounts receivable, net	20,346,603	39,396,306	5,452,172

The following table summarizes the changes in allowance for doubtful accounts:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB (Unaudited)	USD (Unaudited)
Beginning balance	111,639,312	117,080,588	16,203,132
Provision for credit losses, net of recovery	4,743,475	-	-
Deconsolidation of ICinit and Shenzhen Kuxuanyou and subsidiaries	(7,932,721)	-	-
Recovery(write off)	-	-	-
Exchange rate difference	8,630,522	(4,529,244)	(626,816)
Ending balance	117,080,588	112,551,344	15,576,316

Note 7 — Inventories

Inventories consist of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB (Unaudited)	USD (Unaudited)
Finished goods – holographic accessories	1,494,770	1,494,770	206,866
Finished goods – semiconductors	909,048	-	-
Total inventories	2,403,818	1,494,770	206,866

Note 8 — Property and equipment, net

Property and equipment, net consist of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB (Unaudited)	USD (Unaudited)
Office electronic equipment	1,381,602	1,381,602	191,204
Office fixtures and furniture	35,533	65,740	9,098
Vehicles	1,201,452	1,201,452	166,273
Building	24,825,710	24,825,710	3,435,704
Leasehold improvements	1,153,205	1,153,205	159,595
Subtotal	28,597,502	28,627,709	3,961,874
Less: accumulated depreciation	(4,449,209)	(5,202,994)	(720,058)
Total	24,148,293	23,424,715	3,241,816

Depreciation expense for the six months ended June 30, 2022 and 2023 amounted to RMB 780,733 and RMB 751,999.26 (USD 108,700), respectively.

Note 9 — Cost method investments

Cost method investments consist of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB (Unaudited)	USD (Unaudited)
19.0% Investment (1 company in the AR and virtual reality (“VR”) areas)	1,460,484	2,037,657	281,995
9.0% Investment (1 company in the AR and virtual reality (“VR”) areas)	45,000,000	45,000,000	6,227,684
8.0% Investment (2 companies in the AR and VR areas)	1,100,000	1,100,000	152,232
6.0% Investment (1 company in the AR, VR, software and robotic areas)	600,000	600,000	83,036
5.5% Investment (1 company in the AR, VR and game areas)	600,000	600,000	83,036
5.0% Investment (21 and 22 companies in the AR, VR and digital marketing areas as of December 31, 2020 and 2021)	51,600,000	51,600,000	7,141,078
4.5% Investment (1 company in the VR medical treatment areas)	200,000	200,000	27,679
4.0% Investment (14 companies in the AR, VR, 3D animation and software areas)	8,400,000	8,400,000	1,162,501
3.5% Investment (2 companies in the AR and VR areas)	1,200,000	1,200,000	166,072
3.0% Investment (5 companies in the AR, VR and 3D animation areas)	3,900,000	3,900,000	539,733
2.55% Investment (1 company in the AR, VR and 3D animation areas)	13,929,200	13,929,200	1,927,704

2.0% Investment (4 companies in the AR, VR, 3D animation and software areas)	1,200,000	1,200,000	166,072
1.0% Investment (5 companies in the AR, VR, 3D animation, hardware and software areas)	41,450,000	41,450,000	5,736,389
Total	170,639,684	171,216,857	23,695,211

For the six months ended June 30, 2022 and 2023, the Company purchased RMB 49,067,000 and nil in cost method investments, respectively.

Note 10 — Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of copyrights, customer relationship, non-compete agreements and technology know-hows. The following table summarizes acquired intangible asset balances as of:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB (Unaudited)	USD (Unaudited)
Copyrights	8,955,000	8,955,000	1,239,309
Non-compete agreements	42,200,000	42,200,000	5,840,184
Subtotal	51,155,000	51,155,000	7,079,493
Less: accumulated amortization	(44,438,750)	(44,811,875)	(6,201,649)
Intangible assets, net	6,716,250	6,343,125	877,844

Amortization expense for the six months ended June 30, 2022 and 2023 amounted to RMB 4,307,010 and RMB 373,125 (USD 53,935), respectively.

The estimated amortization is as follows:

Twelve months ending June 30,	Estimated amortization expense	Estimated amortization expense
	RMB	USD
2023	1,492,500	215,738
2024	1,492,500	215,738
2025	1,492,500	215,738
2026	1,492,500	215,738
Thereafter	-	-
Total	5,970,000	862,954

Note 11 — Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, more often when circumstances indicate impairment may have occurred. The following table summarizes the components of acquired goodwill balances as of:

	December 31, 2022	June 30 2023	June 30 2023
	RMB	RMB (Unaudited)	USD (Unaudited)
Goodwill from Shenzhen Yidian acquisition	137,060,340	137,060,340	18,968,189
Goodwill from Shenzhen Yitian acquisition	92,990,256	92,990,254	12,869,198
Goodwill from Guoyu acquisition	13,283,750	13,283,750	1,838,378
Goodwill	243,334,346	243,334,344	33,675,765

Note 12 — Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB (Unaudited)	USD (Unaudited)
Salary payables	1,909,260	1,133,994	156,937
Other payables and accrued expenses	10,233,141	25,988,280	3,596,596
Accrued interest payable	10,086,400	9,739,427	1,347,868
Total other payables and accrued liabilities	22,228,801	36,861,701	5,101,401

Note 13 — Related party balances and transactions

Loans — related party

Loan related parties are as follows:

Name of Related Parties	Relationship	Nature	December 31, 2022	June 30, 2023	June 30, 2023
			RMB	RMB (Unaudited)	USD (Unaudited)
Shanghai Junei Internet Co.	Under common control of Jie Zhao	Loan	42,421,345	42,421,345	5,870,816
Total:			42,421,345	42,421,345	5,870,816
Current portion of related party loan			-	-	-
Related party loan – non-current			42,421,345	42,421,345	5,870,816

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
		(Unaudited)	(Unaudited)
Due to a related party-Joyous JD Limited	1,067,903	1,107,954	153,333

Joyous JD Limited is a non controlling shareholder of MicroAlgo. This amount represents advance to Venus Acquisition Corp prior to the merger. The amount was non interest bearing and due on demand.

Note 14 — Taxes

Significant components of the benefit of (provision for) income taxes are as follows:

	For the six months ended June 30, 2022	For the six months ended June 30, 2023	For the six months ended June 30, 2023
	RMB	RMB	USD
Current	(286,789)	(42,705)	(6,173)
Deferred	1,023,038	-	-
Benefit of income (expenses) taxes	736,249	(42,705)	(6,173)

Deferred tax assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
Deferred tax assets:
Allowance for doubtful accounts	372,554	372,554	51,559
Impairment loss from inventories	—	—	—
Net operating loss carryforwards	49,695,212	49,695,212	6,877,469
Less :valuation allowance	(50,067,766)	(50,067,766)	(6,929,027)
Deferred tax assets, net	-	-	-
Deferred tax liabilities:
Recognition of intangible assets arising from business combinations	1,679,063	1,679,063	232,371
Total deferred tax liabilities, net	1,679,063	1,679,063	232,371

Note 14 — Taxes (cont.)

The Company evaluated the recoverable amounts of deferred tax assets, and provided a valuation allowance to the extent that future taxable profits will be available against which the net operating loss and temporary difference can be utilized. The Company considers both positive and negative factors when assessing the future realization of the deferred tax assets and applied weight to the relative impact of the evidences to the extent it could be objectively verified.

The Company’s cumulative net operating loss (“NOL”) of approximately RMB232,799,805 (USD 33,426,156) as of June 30, 2023 was mainly from NOL of Beijing WiMi, Shenzhen Yidian and Shenzhen Duodian, Fe-da Electronics, Qianhai Wangxin, Shenzhen Yitian, Shanghai Weimu and Shanghai Guoyu. The NOL starts to expire in 2024. Management considers projected future losses outweighs other factors and made a fullallowance of related deferred tax assets.

The Company recognized deferred tax liabilities related to the excess of the intangible assets reporting basis over its income tax basis as a result of fair value adjustment from acquisitions in 2015. The deferred tax liabilities will reverse as the intangible assets are amortized for financial statement reporting purposes.

Value added taxes (“VAT”) and goods and services taxes (“GST”)

Revenue represents the invoiced value of service, net of VAT or GST. The VAT and GST are based on gross sales price. VAT rate is 6% on services and 13% on goods in China, and GST rate is generally 7% in Singapore.

Taxes payable consisted of the following:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	USD
VAT taxes payable	41,902	(59,430)	(8,225)
Income taxes payable	5,363,733	5,017,004	694,318
Other taxes payable	24,094	14,899	2,062
Totals	5,429,729	4,972,473	688,155

Note 15 — Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and short term investments. In China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of June 30, 2023, cash balance of RMB 122,027,730 (USD 16,887,781) was deposited with financial institutions located in China, of which RMB 112,027,730 (USD 15,503,851) was subject to credit risk. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately USD 64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of June 30, 2023, cash balance of HKD 14,667 approximately RMB 13,522 (USD 1,871) was maintained at financial institutions in Hong Kong, none of cash was subject to credit risk. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to SGD 75,000 (approximately USD 57,000) per account. As of June 30, 2023, cash balance of SGD 33,660 approximately RMB 179,886 (USD 24,895) was maintained at DI Scheme banks in Singapore, none of cash was subject to credit risk. In the US, the insurance coverage of each bank is USD 250,000. As of June 30, 2023, cash balance of USD 46,990,784 (RMB 339,546,004) was deposited with a financial institution located in US, of which USD 44,490,784 (RMB 321,481,504) was subject to credit risk. The Company’s short term investments are mainly securities traded in US and Hong Kong markets held in a brokerage account in Hong Kong. The HK securities are protected by Investor Compensation Fund regulated by Securities and Futures Commission for up to HKD 500,000 per account. As of June 30, 2023, a total of RMB 95,525,076 (USD 13,220,000) short term investments deposited with a securities company located in Hong Kong was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Note 15 — Concentration of risk (cont.)

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the six months ended June 30, 2022, one customer accounted for 23.0% of the Company’s total revenues, For the six months ended June 30, 2023, no customer accounted for more than 10% of the Company’s total revenues.

As of December 31, 2022, three customers accounted for 35.6%, 16.6%, and 15.4% of the Company’s accounts receivable. As of June 30, 2023, two customers accounted for 33.4% and 15.5% of the Company’s accounts receivable.

Vendor concentration risk

For the six months ended June 30, 2022, one vendor accounted for 16.2% of the Company’s total purchases, For the six months ended June 30, 2023, no vendor accounted for more than 10% of the Company’s total purchases.

As of December 31, 2022, four vendors accounted for 29.7%, 19.8%, 13.9% and 12.6% of the Company’s accounts payable. respectively. As of June 30, 2023, one vendors accounted for 47.2% of the Company’s accounts payable.

Note 16 — Leases

Lease commitments

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty. All of the Company’s real estate leases are classified as operating leases.

The Company has entered into eleven non-cancellable operating lease agreements with term more than one year for office spaces expiring through August 2026. Upon adoption of FASB ASU 2016-02, the Company recognized approximately RMB 1.1 million right of use (“ROU”) assets and same amount of lease liabilities based on the present value of the future minimum rental payments of leases, using a weighted average discount rate of 7% based on duration of lease terms. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The leases generally do not contain options to extend at the time of expiration and the weighted average remaining lease terms are 1.5 years as of June 30, 2023.

Operating lease expenses are allocated between the cost of revenue and selling, general, and administrative expenses. Rent expenses for the six months ended June 30, 2022 and 2023 were RMB 1,852,211 and RMB 823,731 (USD 119,069), respectively.

Note 17 — Shareholders’ equity

Ordinary shares

WiMi Cayman was established under the laws of Cayman Islands on August 16, 2018 with authorized share of 20,115,570 Class A Ordinary Shares of par value USD 0.0001 each, 466,967,730 Class B Ordinary Shares of par value USD 0.0001 each and 12,916,700 Series A Preferred Shares of par value USD 0.0001 each. Each Class A Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company. Each Class A Ordinary Share is convertible into one (1) Class B Ordinary Share at any time by the holder. Except for the voting right and conversion right, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

On March 24, 2021, the Company completed its third public offering of 11,173,335 units at the public offering price of USD 7.50 per unit, with each unit consisting of one ADS and four-tenths of a warrant to purchase one ADS at an exercise price of USD 8.60 per ADS and exercisable at any time after the date of issuance and expire on the second anniversary of the date of issuance. Each ADS represents two of the Company’s Class B ordinary shares, par value USD 0.0001 per share. The offering resulted in net proceeds to the Company of approximately USD 79.7 million (RMB 508.1 million) after deducting underwriting commission and other expenses of approximately USD 6.0 million (RMB 38.9 million).

Stock based compensation

On June 6, 2020, the Company’s shareholders approved the Company’s 2020 Equity Incentive Plan (the “2020 Plan”) to be administered by the Company’s board. The maximum aggregate number of Class B ordinary shares that may be issued under the 2020 Equity Incentive Plan is 17,500,000. The awards could be granted in the form of share options, restricted shares, restricted share units and other local awards.

On June 6, 2020, the board of directors approved and granted 15,890,000 Class B ordinary shares valued at USD 1.73 per share on the grant date with an aggregated fair value of USD 27,489,700 under the 2020 Plan to employees, vested on October 1, 2020. The Company recorded compensation expense of RMB 189,064,940 for the six months ended June 30, 2022.

On September 12, 2020, the board of directors approved and granted 148,240 Class B ordinary shares valued at USD 3.31 per share on the grant date with an aggregated fair value of USD 490,674 under the 2020 Plan to employees and consultants, of which 103,240 shares vested on October 15, 2020. The remaining 45,000 shares granted to consultants are vesting in three equal annual instalments, with the first instalment vesting on October 15, 2021, the second vesting on October 15, 2022 and the third vesting on October 15, 2023. The Company recorded compensation expense of RMB 2,353,518 and RMB 319,833 (USD 49,575) for the six months ended June 30, 2022 and 2021.

On January 26, 2021, the board of directors approved the grant of 720,000 Class B ordinary shares to management and employees. The shares were valued at USD 5.05 per share with grant date fair value of approximately RMB 25.1 million (approximately USD 3.6 million). 180,000 shares are to be vested on March 31, 2021 and remaining shares to be vested over a three year period from March 31, 2021. The Company recorded compensation expense of RMB 10,262,724 (USD 1,590,750) for the six months ended June 30, 2022.

As of December 31, 2021 and June 30, 2022, total of 16,038,240 Class B ordinary shares were granted and issued under the 2020 and 2021 Plan. For the six months ended June 30, 2021 and 2022, the Company recorded RMB 6,055,258 and RMB 3,107,461 (USD 463,012) compensation expense related to restricted stock grants, respectively. As of June 30, 2022, total of 389,363 Class B ordinary shares under the 2020 and 2021 Plan with grant date fair value of approximately RMB 11.2 million (USD 1.7 million) were to be amortized through March 31, 2024.

Note 17 — Shareholders’ equity (cont.)

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by WiMi WFOE, Lixin Technology, Shenzhen Weiyixin, Shanghai Weimu, Beijing WiMi and Shenzhen Yitian (collectively “WiMi PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of WiMi PRC entities.

WiMi PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, WiMi PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. WiMi PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, WiMi PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict WiMi PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2023, amounts restricted are the paid-in-capital and statutory reserve of WiMi PRC entities, which amounted to RMB 560,065,210 (USD 80,415,991).

Statutory reserve

As of December 31, 2022 and June 30, 2023, WiMi PRC entities collectively attributed RMB 24,478,153 and RMB 24,523,285 (USD 3,393,851), of retained earnings for their statutory reserves, respectively.

Note 18 — Commitments and contingencies

Contingencies

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WiMi WFOE and the VIE are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the contractual arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the contractual arrangements is remote based on current facts and circumstances.

Note 18 — Commitments and contingencies (cont.)

Legal proceedings

In April 2023, Joyous JD Limited and MicroAlgo filed suit in the New York Supreme Court New York County against Yolanda Asset Management Corporation, the sponsor of Venus Acquisition Corporation. Joyous JD Limited was a backstop investor of MicroAlgo prior to the closing of the Business Combination. In the lawsuit, Joyous JD Limited and MicroAlgo has alleged the following claims:

1. Breach of certain agreements concerning Joyous JD Limited’s investment in Yolanda and Venus Acquisition Corporation, and:

2. Misuse of Form S-4 by Venus Acquisition Corporation under the direction of the Sponsor, resulting in the withdrawal of the Form S-4. MicroAlgo has initiated lawsuit seeking damages.

The Court has accepted the complaint filed by Joyous JD Limited and MicroAlgo. The Company cannot guarantee the outcome of the lawsuit, the final ruling of the court shall prevail.

Note 19 — Segments

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

Note 19 — Segments (cont.)

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. The Company has determined that it has three operating segments: (1) AR advertising services, (2) AR entertainment and (3) semiconductor related products and services.

The following tables present summary information by segment for the six months ended June 30, 2022 and 2023:

	AR advertising services	AR entertainment	Semiconductor business	Total June 30, 2022
	RMB	RMB	RMB (Unaudited)	RMB (Unaudited)
Revenues	276,162,981	1,299,764	156,848,405	43,4311,150
Cost of revenues	205,178,969	344,493	144,510,487	350,033,949
Gross profit	70,832,220	955,271	12,337,918	84,277,201
Depreciation and amortization	1,488,036	-	3,599,707	5,087,743
Total capital expenditures	1,250,234	-	-	1,250,234

	AR advertising services	AR entertainment	Semiconductor business	Total June 30, 2023
	RMB	RMB	RMB (Unaudited)	RMB (Unaudited)
Revenues	254,823,992	-	9,935,513	264,759,505
Cost of revenues	173,883,370	-	9,894,059	183,777,429
Gross profit	80,940,622	-	41,454	80,982,076
Depreciation and amortization	1,126,731	-	13,553	1,140,284
Total capital expenditures	79,813,891	-	27,901	79,841,792

Total assets as of:

	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB (Unaudited)	USD (Unaudited)
AR advertising services	1,071,603,048	1,317,268,613	182,300,730
AR entertainment	9,504,306	-	-
Semiconductor business	179,234,012	-	-
Total assets	1,260,341,366	1,317,268,613	182,300,730

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also reviewed consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	Total for the six months ended June 30, 2022	Total for the six months ended June 30, 2023	Total for the six months ended June 30, 2023
	RMB (Unaudited)	RMB (Unaudited)	USD (Unaudited)
Mainland PRC revenues	290,966,447	254,823,992	36,834,390
Hong Kong revenues	59,650,651	-	-
International revenues	83,694,052	9,935,513	1,436,162
Total revenues	434,311,150	264,759,505	38,270,552

Note 20 — Subsequent events

The Company evaluated all events and transactions that occurred after June 30, 2023 up through the date the Company issued these unaudited interim condensed consolidated financial statements and has determined that it does not have any additional material subsequent events to disclose in these financial statements.